UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-15052

THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN
 (Full Title of the Plan)

157 Church Street
New Haven, CT 06506
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedules

THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

Years Ended December 31, 2014 and 2013

     Plan Number: 002

     Plan Sponsor EIN: 06-0571640

THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

Years Ended December 31, 2014 and 2013

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Contents

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee – UIL Holdings Corporation
The UIL Holdings Corporation 401(k)/Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for plan benefits of The UIL Holdings Corporation 401(k)/Employee Stock Ownership Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for plan benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information on pages 20 and 21 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Dworken, Hillman, LaMorte & Sterczala, P.C.

June 17, 2015
Shelton, Connecticut

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THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
	2014	2013

Assets
Investments, at fair value	$314,966,918	$298,217,465
Plan interest in the UIL Holdings Corporation Master Trust, at fair value	55,119,693	48,954,985
Total investments	370,086,611	347,172,450

Receivables:
Notes receivable from participants	5,141,723	4,705,230
Employer's contributions	270,325	269,387
Participants' contributions	525,184	502,139
Total receivables	5,937,232	5,476,756

Net assets reflecting all investments at fair value	376,023,843	352,649,206

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(969,482)	(912,348)

Net assets available for Plan benefits	$375,054,361	$351,736,858

See notes to financial statements.

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THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year Ended December 31, 2014
Additions
Investment income:
Interest and dividend income	$12,779,258
Net appreciation in fair value of investments	10,879,232
23,658,490

Net appreciation in fair value of the Plan's interest in the UIL Holdings Corporation Master Trust	6,044,014

Interest income on notes receivable from participants	230,920

Contributions:
Employer contributions	7,225,393
Employee contributions	13,177,708
Rollover contributions	1,031,447
21,434,548
Total additions	51,367,972

Deductions
Payment of benefits	27,991,441
Administrative expenses	59,028
Total deductions	28,050,469

Net increase	23,317,503

Net assets available for Plan benefits:
Beginning of year	351,736,858
End of year	$375,054,361

See notes to financial statements.

Contents
THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

1.	Description of Plan:

The UIL Holdings Corporation 401(k)/Employee Stock Ownership Plan (the Plan) is sponsored by UIL Holdings Corporation (the Company or UIL Holdings).  The following brief description of the Plan provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution 401(k) plan and a stock bonus plan and trust meeting the requirements of Sections 401(a), 501(a) and related provisions of the Internal Revenue Code (the Code).  The purpose of the Plan is to provide eligible employees with an opportunity and incentive to save for their retirement, and to enable eligible employees and their beneficiaries to share in the growth of the Company by providing them ownership of UIL Holdings’ common stock.  The Plan is also intended to allow leveraged acquisitions of UIL Holdings’ common stock and accordingly, is intended to meet the requirements of sections 409, 409(a), and 4975(e)(7) of the Code.  Participants in the Plan include The United Illuminating Company (UI) and UIL Holdings employees (collectively, UI and UIL Holdings Participants), The Southern Connecticut Gas Company (SCG) union and non-union employees (collectively, SCG Participants), Connecticut Natural Gas Company (CNG) non-union employees (CNG Participants) and The Berkshire Gas Company (BGC) non-union employees (BGC Participants).

The Plan is administered by the Benefits Administration Committee of UIL Holdings.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).  Vanguard Fiduciary Trust Company (VFTC) serves as the trustee and record keeper of the Plan, exclusive of proxy responsibilities related to voting of shares of UIL Holdings’ common stock.

UI and UIL Holdings Participants as well as BGC, CNG and non-union SCG Participants are eligible to participate in the Plan immediately upon hire and as soon as administratively feasible.  Union SCG participants must meet a six month service requirement before participating in the Plan.

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THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

Contributions:

Participant:  Eligible employees may contribute up to 75% of the employee’s compensation, as defined, subject to limitations of the Code, and may designate such contributions as pre-tax or after-tax contributions.

Participants age 50 or over by the end of the Plan year are eligible to make catch-up contributions in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution was $5,500 in 2014 and 2013.  Catch-up contributions are not eligible for employer matching contributions.

Employer:  For UI and UIL Holdings Participants that are non-union or are members of the Local 470-1 of Utility Workers Union of America, AFL-CIO Bargaining Unit No. 2 (Bargaining Unit No. 2), the matching contribution to the employee stock ownership plan account (ESOP Account) is 100% of the first 2% of employee compensation deferred and 50% of the next 2% deferred, for a maximum employer matching contribution of 3% of compensation.  For UI and UIL Holdings Participants that are members of the Local 470-1 of Utility Workers Union of America, AFL-CIO Bargaining Unit No. 1 (Bargaining Unit No. 1), the matching contribution to the ESOP is 100% of the first 3% of employee compensation deferred and 50% of the next 2% deferred, for a maximum employer matching contribution of 4% of compensation.  All matching contributions are made in the form of UIL Holdings’ common stock.

For BGC Participants, the matching contribution is 100% of the first 1% of eligible compensation that is contributed to the Plan and 50% of the next 5% of eligible compensation that is contributed to the Plan, not to exceed 3.5% of the participant’s compensation.  Matching contributions are invested according to participants’ chosen investment allocations, 20% of which may be elected to be in the form of UIL Holdings’ common stock.

For CNG Participants, the matching contribution is 50% of the first 6% of eligible compensation that is contributed to the Plan, not to exceed 3% of the participant’s compensation.  The matching contribution for participants who have (or will have) attained twenty years of continuous service or age 45 as of June 30 of the applicable calendar year is 75% of the first 6% of employee compensation deferred, not to exceed 4.5% of the participant’s compensation.  Matching contributions are invested according to participants’ chosen investment allocations, 20% of which may be elected to be in the form of UIL Holdings’ common stock.

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THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

For non-union SCG Participants, the matching contribution is 50% of the first 6% of eligible compensation that is contributed to the Plan, not to exceed 3% of the participant’s compensation.  For union SCG Participants hired before April 1, 2010, the matching contribution is 50% of the first 6% of eligible compensation that is contributed to the Plan, not to exceed 3% of the participant’s compensation.  For union SCG Participants hired on or after April 1, 2010, the matching contribution is 100% of the first 6% of eligible compensation that is contributed to the Plan, not to exceed 6% of the participant’s compensation.

The Company also makes discretionary (enhanced employer) contributions for UI and UIL Holdings Participants that are members of Bargaining Unit No. 1 whose employment commenced on or after April 1, 2005, and for UI and UIL Holdings Participants that are non-union or are members of Bargaining Unit No. 2 whose employment commenced on or after May 1, 2005, as these participants are not eligible to participate in The United Illuminating Company Pension Plan, The United Illuminating Company Prefunded Union Postretirement Medical Benefit Plan and The United Illuminating Company Prefunded Non-Union Postretirement Medical Benefit Plan.  Such participants receive an annual plan year contribution to their account equal to 4% of their total eligible compensation, as defined by the Plan, plus an additional $1,100 contribution prorated over the year, regardless of whether the employee is contributing to the Plan.

Dividends paid on UIL Holdings’ common stock:

Dividends paid on UIL Holdings’ common stock that are not reinvested are recorded as income to the Plan and as benefit payments to participants, taxable to the participant, in the year received.

Participant and Employee Stock Ownership Plan (ESOP) accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  An ESOP Account is separately maintained for each participant to record the number of shares owned by that participant through the Plan.

Participants who have completed three (3) years of service may elect to diversify the investment of up to 100% of the ESOP account value from UIL Holdings’ common stock to the other investment options available in the Plan.  In addition, the Plan complies with the diversification requirements of the Code Section 401(a)(28) with respect to participants who are at least age 55 with 10 years of service.

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THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

Forfeitures:

Forfeitures of non-vested accounts may be used to reduce future Company matching contributions.  During 2014 and 2013, approximately $238,900 and $90,500 in forfeitures were used to reduce the Company’s matching contributions, respectively.  At December 31, 2014 and 2013, forfeited non-vested accounts were approximately $16,800 and $22,200, respectively.

Voting rights:

Each participant is entitled to exercise voting rights, attributable to the shares of UIL Holdings’ common stock allocated to his or her account, and is notified by the trustee prior to the time that such rights are to be exercised.  The trustee shall vote shares for which it has not received directions in the same proportions as the voting directions received from participants exercising their voting rights.

Vesting:

UI and UIL Holdings Participants and BGC Participants are fully vested in the total value of all accounts, excluding discretionary Company contributions, upon commencement of employment.  Vesting in the Company’s discretionary contributions is based on years of continuous service and in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
fewer than two years	0%
at least two years, but less than three years	20%
at least three years, but less than four years	40%
at least four years, but less than five years	60%
five or more years	100%

Upon the Participant’s termination of service, any and all unvested amounts of such participant’s company discretionary contribution account balance shall be forfeited.

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THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

CNG and SCG Participants are fully vested in the total value of all accounts, excluding Company matching contributions upon entering the Plan.  Vesting in the Company’s contributions is based on years of continuous service and in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
less than one year	0
1	20%
2	40%
3	60%
4	80%
5	100%

Upon the participant’s termination of service, any and all unvested amounts of such participant’s company discretionary contribution account balance shall be forfeited.

Notes receivable from participants:

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested balance. Loan terms range from 1 to 4 years except in the case of the purchase of a primary residence, which may not exceed 15 years.

The loans are collateralized by the balance in the participant’s account and bear interest at a rate determined by the Plan administrator.  Interest rates at December 31, 2014 range from 4.25% to 11.50%, which was dependent on the market rate at the time the loan was made, as defined.  Principal and interest is paid ratably through payroll deductions.

Payment of benefits:

Upon termination of service, a participant may elect to receive a lump sum equal to the value of the participant’s account.  Benefit payments before termination of service are permitted under certain circumstances consistent with Plan qualification requirements. The portion of a participant’s account that is invested in UIL Holdings’ common stock shall be paid in whole shares of UIL Holdings’ common stock, unless the participant elects to receive such payment in cash.

Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

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THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

2.	Summary of accounting policies:

Basis of accounting:

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution 401(k) plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution 401(k) plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Statements of Net Assets Available for Plan Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation and income recognition:

The Plan’s investments, consisting of shares of registered investment companies (mutual funds), shares of the Vanguard Retirement Savings Trust (VRST) and an interest in the UIL Holdings Corporation Master Trust (UIL Holdings MT), are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares owned at year-end.  Shares of the VRST are valued at the net asset value, the underlying investments of which are valued at contract value.  The UIL Holdings MT consists of cash and UIL Holdings’ common stock which is valued at the closing price on the New York Stock Exchange.

The VRST is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the Master Trust).  The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds.

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THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the VRST at contract value. In determining the net assets available for Plan benefits, the VRST is included in the financial statements at fair value and then adjusted to contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.  Capital gain distributions are included in dividend income.  Participants can purchase or redeem shares or units on a daily basis in any of the Plan’s funds based on the funds’ reported net asset value per share.

Notes receivable from participants:

Notes receivable from participants are reported at their unpaid principal balances plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based on the terms of the Plan document.

Plan expenses:

The Company, at its sole discretion, may pay for all or a portion of expenses related to administering and operating the Plan.

Payment of benefits:

Benefits are recorded when paid.

3.	Fair value measurements:

Financial Accounting Standards Board Accounting Standards Codification 820 (ASC 820), Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the assumptions used in valuation techniques to measure fair value.  This hierarchy consists of three broad levels as described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measure-ment date for identical unrestricted assets or liabilities;

Level 2 – Quoted prices in active markets for similar assets and liabilities or quoted prices in less active dealer or broker markets;

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THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.  When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Level 1 fair value measurements:

Mutual Funds - The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end.  There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

UIL Holdings MT - The fair value of the UIL Holdings MT is based on quoted market prices of UIL Holdings’ common stock.  The UIL Holdings MT also includes cash not yet reinvested in UIL Holdings’ common stock.

Level 2 fair value measurements:

Common/Collective Trust – The VRST is not actively traded, however significant other observable inputs are available.  The fair value of the VRST is valued at the net asset value, the underlying investments of which are valued at the contract value.  There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in the Trust.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

The Plan’s investments are reported at fair value in the accompanying Statements of Net Assets Available for Plan Benefits.  The following table sets forth the fair value of the Plan’s assets, by level, within the ASC 820 hierarchy, as of December 31, 2014 and 2013.

	Fair Value Measurements Using:
	Fair Value	Quoted Prices in Active Markets for IdenticalAssets(Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

December 31, 2014
Mutual Funds:
Index funds	$65,025,675	$65,025,675	$-	$-
Balanced funds	159,830,771	159,830,771	-	-
Growth funds	45,023,706	45,023,706	-	-
Bond funds	12,475,959	12,475,959	-	-
Money market funds	62,058	62,058	-	-
	$282,418,169	$282,418,169	$-	$-

UIL Holdings MT	$55,119,693	$55,119,693	$-	$-

Vanguard Retirement Savings Trust IV	$32,548,749	$-	$32,548,749	$-

Total	$370,086,611	$337,537,862	$32,548,749	$-

December 31, 2013
Mutual Funds:
Index funds	$68,055,624	$68,055,624	$-	$-
Balanced funds	151,878,453	151,878,453	-	-
Growth funds	42,849,480	42,849,480	-	-
Bond funds	1,771,308	1,771,308	-	-
Money market funds	49,622	49,622	-	-
	$264,604,487	$264,604,487	$-	$-

UIL Holdings MT	$48,954,985	$48,954,985	$-	$-

Vanguard Retirement Savings Trust IV	$33,612,978	$-	$33,612,978	$-

Total	$347,172,450	$313,559,472	$33,612,978	$-

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THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

Fair value of investments in entities that use net asset value (NAV)

The following table summarizes the investments measured at fair value based on NAV per share as of December 31, 2014 and 2013, respectively:

	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
December 31, 2014

Vanguard Retirement Savings Trust IV	$32,548,749	None	Daily	None

December 31, 2013

Vanguard Retirement Savings Trust IV	$33,612,978	None	Daily	None

4.	Interest in the UIL Holdings MT:

Effective July 1, 2013, the Plan’s investment in UIL Holdings’ common stock, including cash not yet reinvested in UIL Holding’ common stock, is held in the UIL Holdings MT which was established for the investment of such assets of the Plan and several other 401(k) plans sponsored by UIL Holdings.  The value of the Plan’s interest in the UIL Holdings MT is based on the beginning value of the Plan’s interest plus any activity specifically allocable to the Plan (i.e. contributions, investment income, etc.).  The assets of the UIL Holdings MT are held by VFTC.

At December 31, 2014 and 2013, the net assets of the UIL Holdings MT totaled $55,695,889 and $49,463,200, respectively.  The Plan’s interest in the net assets of the UIL Holdings MT totaled $55,119,693, or 99%, and $48,954,985, or 99%, as of December 31, 2014 and 2013, respectively.

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THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

The following table presents the changes in net assets of the UIL Holdings MT for the year ended December 31, 2014:

2014

Additions
Investment income:
Interest and dividend income	$2,199,954
Net appreciation in fair value of investments	6,108,379
8,308,333

Contributions:
Employer contributions	3,298,989
Employee contributions	44,356
Rollover contributions	695,978
4,039,323

Total additions	12,347,656

Deductions
Payment of benefits	3,468,406
Participant loan withdrawals	773,985
Interfund transfers	1,871,409
Other	1,167
Total deductions	6,114,967

Net increase	6,232,689
Net assets available for plan benefits:
Beginning of year	49,463,200
End of year	$55,695,889

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THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

5.	Investments:

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2014	2013

TRP New America Growth Fund	$22,569,677	$21,008,389
Vanguard Institutional Index Fund	$51,176,154	$45,798,364
Vanguard Wellesley Income Fund Admiral Shares	$25,874,713	$26,351,131
UIL Holdings Corporation MT	$55,119,693	$48,954,985
Vanguard Target Retirement 2015 Fund	$19,851,246	$22,826,872
Vanguard Target Retirement 2020 Fund	$24,366,209	$20,927,952
Vanguard Target Retirement 2025 Fund	$31,613,590	$28,645,664
Vanguard Retirement Savings Trust IV	$32,548,749	$33,612,978

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$10,879,232
UIL Holdings Corporation Master Trust	6,044,014
$16,923,246

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THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

6.	Nonparticipant-directed investments:

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

	December 31,
	2014	2013

UIL Holdings MT
Number of shares	1,253,487	1,249,494

Cost	$39,269,713	$37,939,739

Market value	$54,576,841	$48,417,900
Cash	542,852	537,085
Receivables	160,518	159,007
	$55,280,211	$49,113,992

2014
Changes in nets assets:
Contributions	$4,033,452
Dividends	2,177,534
Net appreciation	6,044,014
Benefits paid	(4,212,318)
Administrative expense	(1,153)
Interfund transfers	(1,875,310)
$6,166,219

7.	Fully benefit-responsive investment contract:

The VRST includes fully benefit-responsive investments stated at fair value, with a corresponding adjustment to contract value, because such investments are deemed to be fully benefit-responsive in that they provide that trust participants may make withdrawals, or transfer all or a portion of their account balance, at contract value during the term of the contract.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  To the extent the underlying portfolio has unrealized and/or realized

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THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

gains/losses, an adjustment is made when reconciling from fair value to contract value. As a result, the future crediting rate may be different than the current market rate.  The difference between the valuation of fully benefit-responsive investments at fair value and contract value is reflected over time through the crediting rate. The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. The average crediting interest rate for the VRST was 2.39% and 2.06% at December 31, 2014 and 2013, respectively.

The average yield for this fund was 2.30% and 1.98% for the years ended December 31, 2014 and 2013, respectively.  The average yield for this fund, adjusted to reflect the actual interest rate credited to participants, was 1.89% and 1.56% for the years ended December 31, 2014 and 2013, respectively.

The existence of certain conditions can limit the VRST’s ability to transact at contract value with issuers of its investment contracts.  Specifically, any event outside the normal operation of the VRST that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the VRST or a unit holder, tax disqualification of the VRST or unitholder and certain VRST amendments if issuers’ consent is not obtained.  As of December 31, 2014, Plan management believes that the occurrence of an event that would cause the VRST to transact at less than contract value is not probable.

In general, issuers may terminate the contract and settle at an amount other than contract value if there is a change in the qualification status of the participant, employer or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

8.	Related party transactions:

The Plan invests in shares of mutual funds managed by an affiliate of VFTC and shares of UIL Holdings’ common stock.  VFTC acts as trustee for Plan investments and UIL Holdings is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.  Notes receivable from participants also qualify as party-in-interest transactions.  All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

9.	Tax status:

The Internal Revenue Service determined and informed the Company by letter dated February 22, 2013, that the Plan was qualified under Section 401(a) of the Code.  The Plan has subsequently been amended since receiving the determination letter.  However, the

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THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Management evaluated the Plan’s tax positions and concluded that as of December 31, 2014 the Plan had taken no uncertain tax positions that require recognition of a liability (or asset) in the financial statements.

The Plan Administrator believes the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for the years before 2011.

10.	Risks and uncertainties:

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits.

11.	Reconciliation of financial statements to Form 5500:

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500:

	December 31,
	2014	2013
Net assets available for Plan benefits per the financial statements	$375,054,361	$351,736,858
Adjustment from contract value to fair value	969,482	912,348
Net assets available for Plan benefits per the Form 5500	$376,023,843	$352,649,206

The following is a reconciliation of the net increase in net assets available for Plan benefits per the financial statements to the Form 5500:

Year Ended December 31, 2014
Net increase in net assets available for Plan benefits per the financial statements	$23,317,503
Prior year adjustment from contract value to fair value	(912,348)
Current year adjustment from contract value to fair value	969,482
Net increase in net assets available for Plan benefits per the Form 5500	$23,374,637

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THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

12.	Nonexempt transactions:

Timeliness of remittances:

During the year ended December 31, 2014, the Company demonstrated a pattern of remitting employee contributions and participant loan repayments to VFTC within six business days after the end of a payroll period.  However, for two periods during 2014, the Company’s remittance of employee contributions and participant loan repayments to their trustee in the amount of $567,385 was not made within six business days due to extenuating circumstances.  While employee contributions and participant loan repayments relating to these periods were remitted within the time period allowed per the Code, these contributions have been classified as nonexempt transactions as they were beyond the Company’s demonstrated pattern of timely remittance.  The Company is in the process of correcting these late remittances.

The Company is also in the process of making the necessary contributions to compensate  participants for lost investment earnings related to late remittances for the 2012 and 2013  plan years, which are not expected to be significant.

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THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Plan Number: 002
Plan Sponsor EIN: 06-0571640

As of December 31, 2014

Attachment to Form 5500, Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

	Participant	Total that Constitutes Nonexempt Prohibited Transactions			Total Fully
	Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Corrected Under VFCP and PTE 2002-51

	2014

*	$567,385	$567,385	$-	$-	$-

	2013

*	$875,154	$875,154	$-	$-	$-

	2012

*	$135,058	$135,058	$-	$-	$-

*	Includes Late Participant Loan Repayments.

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THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan Number: 002     Plan Sponsor EIN: 06-0571640

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value

	PIMCO Total Return Fund Institutional Class	Registered Investment Company	$1,633,333	$1,598,002
	TRP New America Growth Fund	Registered Investment Company	22,344,148	22,569,677
	Templeton Foreign Fund Advisor Shares	Registered Investment Company	1,018,018	891,575
*	Vanguard Extended Market Index Fund Inst'l Shares	Registered Investment Company	11,108,418	13,076,704
*	Vanguard Institutional Index Fund	Registered Investment Company	42,301,415	51,176,154
*	Vanguard International Growth Fund Admiral Shares	Registered Investment Company	9,074,140	9,198,840
*	Vanguard Prime Money Market	Registered Investment Company	62,058	62,058
*	Vanguard Retirement Savings Trust IV	Common/Collective Trust	31,579,266	32,548,749
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	18,033,163	19,851,246
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	27,460,695	31,613,590
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	11,111,696	13,636,099
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	6,059,564	7,759,417
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	862,761	977,374
*	Vanguard Target Retirement Income Fund	Registered Investment Company	5,833,012	6,167,734
*	Vanguard Total Bond Market Index Fund Inst'l Shares	Registered Investment Company	10,890,378	10,877,957
*	Vanguard Total International Stock Index Fund Admiral Shares	Registered Investment Company	863,900	772,817
*	Vanguard Wellesley Income Fund Admiral Shares	Registered Investment Company	25,780,085	25,874,713
*	Vanguard Windsor II Fund Admiral Shares	Registered Investment Company	11,666,300	12,363,614
	William Blair Funds: Value Discovery Fund Class I Shares	Registered Investment Company	2,142,901	2,243,065
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	3,794,812	3,994,667
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	22,065,309	24,366,209
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	14,849,386	16,939,917
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	3,818,228	4,381,436
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	1,103,245	1,253,867
*	Vanguard Target Retirement 2060 Fund	Registered Investment Company	665,636	771,437
*	UIL Holdings Corporation Master Trust**	UIL Holdings Corporation Common Stock/Cash	39,269,713	55,119,693
*	Notes receivable from participants	Interest rates ranging from 4.25% to 11.50%	5,141,723	5,141,723

Total investments and notes receivable from participants (held at end of year)			$330,533,303	$375,228,334

* Party in Interest

** Primarily non-participant-directed investment

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE UIL HOLDINGS CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

Date:	June 17, 2015	By	/s/ Steven P. Favuzza
Steven P. Favuzza
Vice President and Controller

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Index to Exhibits

Exhibit No.	Description
23	Consent of Dworken, Hillman, LaMorte & Sterczala